UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 22, 2008

Commission File Number 2-39621



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On September 22, 2008, we issued a press release announcing our loss estimates for Hurricanes Gustav and Ike and the estimated impact of the recent changes in the investment environment. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

   The following exhibits are furnished herewith.

   Exhibit 99.1   Press Release, dated September 22, 2008, announcing loss estimates for Hurricanes Gustav and Ike and the estimated impact of the recent changes in the investment environment.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

September 22, 2008
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

EXHIBIT 99.1



UNITED FIRE & CASUALTY COMPANY

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contact: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO
319-399-5700

United Fire Estimates Hurricane and Investment Impact

- **$12.0 million to $20.0 million in losses from Hurricanes Gustav and Ike**
- **Gulf Coast regional office in Galveston closed due to storm damage**
- **President & CEO Randy Ramlo comments on Lehman Bros. and AIG exposure**

CEDAR RAPIDS, IOWA – September 22, 2008 – United Fire & Casualty Company (NASDAQ: UFCS) today announced a preliminary estimate of approximately $12.0 million to $20.0 million in pretax catastrophe losses related to Hurricane Gustav and Hurricane Ike in the third quarter of 2008.

The company estimates that Hurricane Gustav, which struck Louisiana on Monday, September 1, as a Category 2 storm, resulted in approximately $6.0 million to $10.0 million in pretax catastrophe losses, and Hurricane Ike, which struck Texas on Saturday, September 13, as a Category 2 storm, resulted in approximately $6.0 million to $10.0 million in pretax catastrophe losses.

These estimates are in line with post-event loss pretax estimates produced by various catastrophe modeling firms, which have estimated United Fire's insured losses from Hurricane Gustav at approximately $9.5 million and Hurricane Ike at approximately $7.1 million. These models are just one tool that is used to estimate catastrophe losses. Actual losses incurred from the hurricanes may be substantially different than modeled losses.

United Fire's Gulf Coast regional office in Galveston, Texas, was in the direct path of Hurricane Ike and will remain closed until further notice. Fortunately, all 87 of its employees who report to the office are accounted for and safe.

Because United Fire anticipates that it will be months before employees can reoccupy its leased office buildings in Galveston, the company is making arrangements for employees to relocate to one of its other offices, work in temporary office space in southeast Texas or work from their homes in the interim.

With the Gulf Coast regional office closed, all telephone calls are being transferred to United Fire's home office and Denver regional office to ensure minimal interruption in service to its agents and policyholders in the Gulf Coast region, which comprises the states of Louisiana, Mississippi and Texas.

"After experiencing record flooding in Cedar Rapids this summer, which forced us to temporarily relocate our home office for three months, the destruction and devastation caused by Hurricanes Gustav and Ike are all-too-familiar events for us," said President & CEO Randy Ramlo. "Our hearts go out to the individuals personally affected by these storms, especially our 26 employees who resided on Galveston Island and whose homes may have sustained severe damage as a result of Hurricane Ike.

"While we are working on establishing a temporary office for our Galveston branch, we are committed to continuing to provide outstanding service to our customers in the Gulf Coast region, which means settling claims as quickly as possible for our policyholders and efficiently processing new and renewal business for our agents.

"To expedite the claim process for hurricane victims, we have dispatched storm teams of claims professionals to the impacted areas in both Louisiana and Texas. In upcoming weeks, we are anticipating an increase in the number of Hurricane Ike claims being reported by our policyholders as power is restored to hurricane-damaged areas and more people are allowed to return to their homes."

Based on the preliminary estimate of $12.0 million to $20.0 million in pretax catastrophe losses, the storm losses would result in an after-tax reduction in earnings of between $7.8 million to $13.0 million, or $0.29 per share to $0.48 per share. The storm losses are expected to contribute between 10.1 percentage points and 16.8 percentage points to the company's third-quarter combined ratio.

United Fire purchases reinsurance coverage to limit its losses from catastrophic events. However, it retains the first $20.0 million in losses arising from a single event.

In addition to the losses from Hurricanes Gustav and Ike, United Fire is subject to assessments by the Texas Windstorm Insurance Association (TWIA). TWIA recently approved a $430.0 million assessment to bolster its reserves. Based on preliminary information, United Fire estimates that its portion of the assessment will be approximately $1.6 million.

Ramlo explained, "We anticipate that TWIA will make additional assessments, and that our total assessment could be four or five times more than the initial estimate of $1.6 million. We cannot estimate the exact amount at this time due to several unknown factors, such as the size of the industry loss, TWIA's portion of the industry loss, and the resulting short-fall in TWIA's surplus. Hurricane assessments are recoverable under our reinsurance program (subject to our retention), and there is also a premium tax credit that will allow us to recoup a portion of our assessment over the ensuing years. There exists the potential for hurricane assessments from other Gulf Coast states, but we do not believe the financial impact from these other assessments would be material."

"After incurring record losses in New Orleans from Hurricane Katrina in 2005, we have significantly reduced our property exposures in the Gulf Coast area by using stricter underwriting guidelines and policy terms," said Ramlo. "The New Orleans and Galveston/Houston areas represent two of our three largest Gulf Coast exposures and, in the aftermath of the hurricanes, we remain satisfied with our risk selection and concentration management."

In response to the recent upheaval in the U.S. financial sector – Lehman Brothers filing for Chapter 11 bankruptcy protection and the Federal Reserve bailing out American International Group (AIG) -- Ramlo commented: "United Fire does not hold common equity in Lehman Brothers. Our fixed-income exposure in Lehman Brothers is currently $7.6 million, and we estimate that a default by Lehman Brothers would have an approximate $4.0 million (after tax) effect on our earnings and capital. We have no direct exposure to AIG and severed our reinsurance ties with them several years ago."

United Fire plans to report its third quarter financial results on October 20, 2008. The company cautions that its estimate of catastrophe losses is subject to change as claims related to Hurricane Gustav and Hurricane Ike continue to be reported and processed.

*   *   *

About United Fire & Casualty Company

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 16th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the third consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. In March 2007 and 2008, United Fire & Casualty Company was named to Audit Integrity's Top 100 list of companies who demonstrate high corporate integrity. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 27, 2008 and in our report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 4, 2008. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.